Exhibit VII

PRELIMINARY COMMENTS ON NIB'S ACTIVITIES IN 2008

NIB is expecting to achieve in 2008 its fastest expansion in its lending activities ever, and the current projections point to disbursements in excess of EUR 2.5 billion for the year as a whole. This reflects an increasing demand for NIB financing during the year. The Bank's net interest income is developing above the plan for 2008 and the growth in this year's administrative costs is moderate. Core earnings for 2008 are therefore above the plan and significantly above the same-period outcome of 2007.

At the same time, the continuing widening in credit spreads in the financial markets is adversely affecting the market valuation of the treasury portfolio. The major parts of the valuations are unrealised losses, but the Bank has an exposure to the defaulted Lehman Brothers Holdings Inc. that is expected to materialise in some losses. The total exposure to Lehman Brothers amounts to EUR 57 million. In October 2008 the Bank reclassified, with reference to IASB's amended rules, EUR 760 million of its financial assets from the trading portfolio to a buy-and-hold portfolio. The objective of the reclassification has been to enhance the Bank´s liquidity but it has at the same time resulted in a positive effect on the valuation of financial assets so far.

The global economic conditions have clearly worsened during the last few months but so far this has resulted in only minor provisioning in the Bank's lending portfolio. The failure of the financial system in Iceland is, however, not yet settled and the Bank expects that it will need to make provisions and negative valuations on the exposure towards Iceland. The total exposure towards Iceland accounts for less than 6% of the total loan book.

The Bank is currently forecasting a negative full year result for 2008. The final result for the year is dependent on the development of the situation in Iceland and the future developments in the financial markets as well as global economic conditions.

NIB's financial report for 2008 will be published on 12 March 2009.

Johnny Åkerholm

President and CEO

Core earnings consist of the profit before adjustments to hedge accounting, fair value adjustments made to the trading portfolio and credit losses and reversals of these.